Mail Stop 3720

June 5, 2006

Mr. Anthony A. Caputo
Chairman and Chief Executive Officer
Safenet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

      RE: Safenet, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 16, 2006
            File No. 000-20634

Dear Mr. Caputo:

We have reviewed your supplemental response letter dated May 26, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 4, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

General

1.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Report of Independent Registered Public Accounting Firm, page 53

2.   We note your response to comment 1. Please amend your filing to provide the revised report from your auditors. This comment may not be applied on a prospective basis. To the extent that you have proposed to comply with our other comments on a prospective basis, please also do so in your amended Form 10-K.

Consolidated Statements of Cash Flows, page 58

3.   We note your response to comment 2 and your discussion of software development costs on pages 47 and 60. Based on these disclosures, it appears that your software development costs relate to products which will be sold (inventory) as opposed to expenditures for productive assets. Please advise us or revise your classification of these expenditures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director